

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2023

Edward Kovalik
Chief Executive Officer
Prairie Operating Co.
602 Sawyer Street, Suite 710
Houston, TX 77007

Re: Prairie Operating Co.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 24, 2023
File No. 333-272743

Dear Edward Kovalik:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Form S-1 filed October 24, 2023

General

1.   Please file a dated legal opinion as an exhibit to the registration statement.

Business
Factors Affecting Profitability, page 52

2.   We note that you have added disclosure that your "assumed cost to mine one Bitcoin is approximately $11,000." In that regard:
   • Please tell us why you disclose an assumed cost to mine one Bitcoin of approximately $11,000 if your average breakeven cost to mine one Bitcoin in the second quarter of 2023 was $14,872 per Bitcoin.
   • If your breakeven price in the second quarter of 2023 was $14,872 per Bitcoin, please explain why you state that "as long as the Bitcoin price is higher than $11,000 on average, [you] would continue to operate [y]our mining machines and such operation

would be economically beneficial to [you]" and "the estimate of approximately $11,000 is essentially the 'shutdown Bitcoin price' for [y]our Bitcoin mining business."

- If $14,872 per Bitcoin is your most recently disclosed breakeven cost, tell us why you do not represent that as your "shutdown Bitcoin price."

3. Please tell us why you use a breakeven Bitcoin network hash rate of 344.15 EH/s, which was the network hash rate on April 14, 2023, the date your Bitcoin mining operations were fully re-initiated, if the network hash rate has been on an upward trend since that date and is now significantly higher.

4. Please consider moving the paragraph at the end of this section that begins with "These price movements result in decreased cryptocurrency mining revenue and increased cryptocurrency mining costs..." so that it follows the second paragraph in this section. At the paragraph's current location, it is not clear what price movements you are referencing.

5. Please revise your breakeven analysis to reflect all costs attributable to your cryptocurrency mining activities, including mining equipment costs. In that regard we note your statement on pages 5 and 9 that "the cost of obtaining new cryptocurrency mining equipment is capital intensive, and may increase." Additionally, clarify whether you finance the purchase of mining equipment and if so, reflect financing costs in your breakeven analysis.

Incorporation of Certain Documents by Reference, page 92

6. Please provide us with a detailed analysis of your eligibility to incorporate by reference, specifically as it relates to General Instruction VII.D.1(c) of Form S-1. In this regard, please note that incorporation by reference is not available for registrants that during the past three years were issuers for offerings of penny stock as defined in Rule 3a51-1 of the Exchange Act. Please advise or revise accordingly.

Please contact David Lin at 202-551-3552 or John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Joanna D. Enns